Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, June 18, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:	Communicates Material Fact.
________________________

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	The Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) hearing the reorganization proceeding (the “Chapter 11 Proceeding”) of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) under Chapter 11 of Title 11 of the United States Code, has as of this date confirmed the plan of reorganization and financing (the “Plan of Reorganization” or the “Plan”) proposed by the Debtors to successfully emerge from the Chapter 11 Proceeding. The Plan had previously been approved by the vast majority of the creditors whose claims are affected by the Plan.

2.	The confirmation of the Plan by the Bankruptcy Court represents the final milestone of the Chapter 11 Proceeding in the United States of America. It is now necessary to implement in Chile the required corporate actions in order to successfully complete the Debtors’ exit from the Chapter 11 Proceeding. For this purpose, in the next few days the Company’s Board of Directors will summon its shareholders to an extraordinary shareholders’ meeting in order for them to decide on the capital increase, the issuance of capital stock and the issuance of notes convertible into shares contemplated in the Plan of Reorganization, which will be duly informed through the appropriate means in accordance with applicable regulations.

3.	LATAM expects to complete its exit from the Chapter 11 Procedure during the second half of 2022.

4.	The Company will keep its shareholders, creditors and the market informed on the progress of the Chapter 11 Proceeding.

Sincerely yours,

Roberto Alvo M.

General Manager

LATAM Airlines Group S.A.